UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 30, 2021

Commission File Number:  000-55992

Red White & Bloom Brands Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

789 West Pender Street, Suite 810
Vancouver BC Canada V6C 1H2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes ☐ No ☒

Explanatory Note

Safe Harbor Statement

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 about the registrant and its business.  Forward-looking statements are statements that are not historical facts and may be identified by the use of forward-looking terminology, including the words “believes,” “expects,” “intends,” “may,” “will,” “should” or comparable terminology. Such forward-looking statements are based upon the current beliefs and expectations of the registrant’s management and are subject to risks and uncertainties which could cause actual results to differ materially from the forward-looking statements.

Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry may differ materially from those made in or suggested by the forward-looking statements contained in this Form 6-K. These forward-looking statements are subject to numerous risks, uncertainties and assumptions.  The forward-looking statements in this Form 6-K speak only as of the date of this report and might not occur in light of these risks, uncertainties, and assumptions. The registrant undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Exhibits

The following exhibits are included in this Form 6-K:

Exhibit No.	Description	Date filed on SEDAR
99.1	News Release, Red White & Bloom Enters Phase 2 Florida Expansion: Installation of 30 Grow Pods	November 4, 2021
99.2	News Release, Red White & Bloom to Release Q3 2021 Results November 29th, Earnings Call November 30th	November 18, 2021
99.3	Notice of Meeting	November 25, 2021
99.4	Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Month Periods Ended September 30, 23021 and 23020	November 29, 2021
99.5	Management’s Discussion and Analysis for the Three and Nine Month Periods Ended September 30, 2021	November 29, 2021
99.6	CEO Certification	November 29, 2021
99.7	CFO Certification	November 30, 2021
99.8	News Release, Red White & Bloom Provides Q3 2021 Financial Results: Revenue Increased $6 Million Over Q3 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	/s/ Chris Ecken
Chris Ecken
Chief Financial Officer
Date: November 30, 2021